(Nevada Chemicals, Inc. Logo)


June 7, 2005

Ms. Nilah Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Nevada Chemicals, Inc.
         Form 10-K for the fiscal year ended December 31, 2004
         Form 10-Q for the quarter ended March 31, 2005
         File No. 0-10634

Dear Ms. Shah:

     Nevada Chemicals, Inc. (the "Company") has received your comment letter dated May 9, 2005, and we respectfully submit our responses to the comments.

                 Form 10-K for the Year Ended December 31, 2004

Critical Accounting Policies, page 9

1. In future filings, please revise your critical accounting policy disclosures related to Cyanco and short-term investments to specifically name the assumptions associated with each critical accounting policy, how you arrived at the estimate used in the financial statements, the inherent uncertainties related to your estimates, and why the assumptions bear risk of change. For example, given the significance of the Cyanco investment to your financial condition and results of operation, please consider including disclosure regarding Cyanco's impairment and depreciation policies. In your response, please show us what your revisions will look like.

         Company Response: In future filings, we will revise our critical accounting policy disclosures related to our investment in Cyanco to specifically name the assumptions associated with this critical accounting policy, how we arrived at the estimate used in the financial statements, the inherent uncertainties related to our estimates, and why the assumptions bear risk of change.

  Nevada Chemicals, Inc. 9149 South Monroe Plaza Way, Suite B. Sandy, UT 84070
                           (801) 984-0228 Fax 984-0231


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         The Company currently invests cash in excess of short-term operating needs in highly liquid, variable interest rate investments with maturities of 90 days or less. The accounting for these cash equivalents is not based on significant estimates that are subject to inherent uncertainties or based on assumptions that bear risk of change. To the extent that it remains inapplicable, we will delete the discussion of short-term investments from our critical accounting policies disclosure in future filings. In the event our investment policies change, and the accounting for our short-term investments becomes subject to significant estimates, we will expand our disclosure accordingly.

         We will provide expanded disclosure in future filings for our investment in Cyanco, and other accounting policies identified as subject to material estimates or judgments, substantially in the following format:

         Critical Accounting Policies

                  The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts in the Company's consolidated financial statements. The Company's significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements of Nevada Chemicals, Inc., included elsewhere in this report. Summarized below are our critical accounting policies:

                  Investment in Cyanco - Since the Company does not own more than 50% of Cyanco, the financial statements of Cyanco are not consolidated with the financial statements of the Company. The Company accounts for its investment in Cyanco using the equity method of accounting. Equity in earnings of Cyanco is based on the Company's 50% ownership in Cyanco and is calculated and recognized at the end of each month. Management fees from Cyanco are recognized monthly and are calculated as a percentage of Cyanco revenues based on the joint venture agreement. Summarized financial information for Cyanco is included in Note 11 to the consolidated financial statements of the Company. See also the separate audited financial statements of Cyanco included in this report as Exhibit 99.1.

                  The determination of useful lives and depreciation and amortization methods utilized by Cyanco for its property and equipment and intangible assets are considered critical accounting estimates. Cyanco management uses its judgment to estimate the useful lives of long-lived assets, taking into consideration historical experience, engineering estimates, industry information and other factors. Inherent in these estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of assets would be shorter.

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

                  Cyanco management evaluates plant and other long-lived assets and identifiable intangible assets for impairment whenever events indicate that the carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as placing a property and equipment item in an idle status. Cyanco management evaluates impairment by comparing undiscounted cash flows of the related asset to the carrying value. Key assumptions in determining future cash flows include the useful life of the asset, competitive pressures, raw material pricing, and contract prices and extensions.


2. Please tell us why you do not believe your deferred tax valuation allowance represents a critical accounting estimate.

         Company Response - We will expand our disclosure in future filings in the section Critical Accounting Policies to treat the deferred tax valuation allowance as a critical accounting estimate, substantially in the following format:

                  Deferred Income Taxes - As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current income tax exposure together with assessing temporary differences resulting from differing treatment of items for income tax and financial accounting purposes. These temporary differences result in deferred tax assets and liabilities, the net amount of which is included in the Company's consolidated balance sheet. The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. Key assumptions used in estimating a valuation allowance include potential future taxable income, projected income tax rates and ongoing prudent and feasible tax planning strategies. At December 31, 2004, the Company had reduced its deferred tax assets by recording a valuation allowance of $1,343,000. If the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to reduce the valuation allowance would increase income in the period such determination was made. Similarly, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to increase the valuation allowance would be charged to income in the period such determination was made.


Item 9A. Controls and Procedures, page 11

3. We note your disclosure that your principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified

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in the rules and forms of the SEC. Revise your filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

         Company Response - The language used by the Company in its previous filings was intended to include all aspects of the disclosure procedures adopted by the Company, including the accumulation and communication of information to management, including the chief executive officer and the chief financial officer, in such a manner so as to allow timely decisions regarding required disclosure. The Company will expand its disclosure in future filings to specifically state that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act is accumulated and communicated to management, including the Company's principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure.


4. You state that there were no significant changes in your internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Revise your disclosures in future filings accordingly.

         Company Response - The Company's future filings will be revised to include the disclosure of any change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


Consolidated Statement of Cash Flows, page F-6

5. We note that you classify distributions from joint venture as a cash flow from investing activity. Please clarify for us whether these distributions represent returns of investment or returns on investment. If these distributions represent returns on investment, please tell us your basis for classifying these distributions as cash flows from investing activities, instead of cash flows from operating activities. See paragraphs 16.b and 22.b of SFAS No. 95.

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         Company Response - The Company's position is that the distributions received from Cyanco represent returns of investment. Therefore, in accordance with paragraph 16.b of SFAS No. 95, the Company has reported the distributions as cash flows from investing activities in its consolidated statements of cash flows.


Note 1:  Organization and Significant Accounting Policies, page F-9

6. Please supplementally tell us and disclose in future filings:
   o    the difference between the amount at which you carry Cyanco.
   o the amount of underlying equity in net assets and how you account for this difference.
   See paragraph 20.a.(3) of APB No. 18.

         Company Response - The Company's wholly owned subsidiary, Winnemucca Chemicals, Inc. ("Winnemucca") owns a 50% joint venture interest in Cyanco. The Company records the book value of this investment at an amount that approximates the balance in its capital account as reported in the financial statements of Cyanco. The difference between the Company's book value of its investment in Cyanco and its capital account balance as reported in the financial statements of Cyanco as of December 31, 2004 is calculated as follows:

         Joint venture capital account balance
            per Cyanco's statement of joint
            venture capital at December 31, 2004                 $10,616,000

         Investment in joint venture per the
            Company's consolidated balance
            sheet at December 31, 2004                            10,547,000
                                                          -------------------

         Immaterial Difference                                     $  69,000
                                                          ===================


         The Company's capital account balance reported in the financial statements of Cyanco for the year ended December 31, 2004 does not equal 50% of the net assets of Cyanco primarily due to an extraordinary gain allocated to Winnemucca in 1999, which increased its capital account by approximately $2,422,000. The joint venture agreement calls for income or asset distributions upon dissolution or sale of Cyanco to be made in accordance with the balance of the partners' capital accounts; therefore, we believe the capital account balance on the books of Cyanco is the appropriate amount to compare to the Company's investment in Cyanco. See further discussion of this matter under Comment No. 9 below.

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7. You indicate Cyanco has purchase commitments with suppliers of certain raw materials covering various time periods and containing various pricing arrangements. In future filings, please disclose the amount of these commitments.

         Company Response - We will disclose in the footnotes to the financial statements of Cyanco in future filings the details of contracts with its suppliers of raw materials to the extent that these contracts represent firm commitments requiring Cyanco to purchase a specified volume of raw materials at specified prices. Certain of these contracts fix the price only, without setting a volume requirement. Cyanco does not have any "take or pay" contracts. We will expand disclosure in the footnotes to the financial statements of Cyanco in future filings to clarify this.


Note 7.  Income Taxes, page F-13

8. Please tell us in detail the basis for your deferred tax valuation of $1,343,000 at December 31, 2004 and $1,613,000 at December 31, 2003, in light of the sources of taxable income identified in paragraph 21 of SFAS No. 109. In particular, we do not understand the amount of your deferred tax valuation allowances, given your historical profitability, your deferred tax liabilities of $2,595,000 at December 31, 2004 and $1,732,000 at December 31, 2003, and your use of tax credit carryforwards during the quarter ended March 31, 2005, for which you had previously recorded a valuation allowance. Further, please explain the basis for the change in your deferred tax valuation allowance of $270,000, such that your deferred tax valuation increased from 52% of your deferred tax assets to 99% of your deferred tax assets.

         Company Response - The Company has disclosed the ongoing audit of previously filed income tax returns in Canada in Note 14 to the consolidated financial statements on page F-18 and in Critical Accounting Policies in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 10. The Company has accrued an amount at December 31, 2004 and March 31, 2005 that it believes is adequate for the resolution of this tax audit in Canada. We have disclosed, however, that changes in the assumptions used in this estimated liability, including results of ongoing discussions with CCRA, the length of time required to complete the audit, and other matters may result in fluctuations of the amount accrued.

         In Note 7 to the consolidated financial statements on page F-14 we have disclosed that as of December 31, 2004 our deferred tax assets are comprised almost entirely of foreign tax and other credit carryforwards of $1,343,000. These foreign tax credit carryforwards are comprised primarily of estimated foreign tax credits projected to result from the final settlement and payment of income taxes in Canada. As discussed above, the audit process is ongoing, and the ultimate outcome of this uncertainty is unknown. Because of the uncertainties involved with the estimated tax exposure in Canada and resultant foreign tax credits that may result, we have provided a valuation allowance equal to 100% of the deferred tax asset from foreign tax credits at December 31, 2004.

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         At December 31, 2003, the deferred tax asset, foreign tax and other credit carryforwards, of $3,084,000 also include tax credit carryforwards not related to the Canada tax audit that have been utilized in the Company's consolidated income tax return. Thus, a valuation allowance equal to 52% of this deferred tax asset was recorded at December 31, 2003. Approximately 62% of the valuation allowance at December 31, 2003 related to the amounts accrued for the estimated Canadian taxes payable and the remaining 38% related to other tax credit carryforwards.

         In referencing paragraph 21 of SFAS 109, we believe the future realization of the foreign tax credits arising from the Canadian tax audit is not dependent on the existence of sufficient taxable income, but on the final determination of the amounts due and the resultant credits available to offset our United States income taxes. As discussed above, our estimates of the foreign tax credit is subject to change, and has changed, as the audit process continues. In addition, we have made certain payments to the Canadian taxing authorities during this process, as recommended by our professional tax advisors in Canada. As these payments are made, or as certain issues are resolved or agreed upon during the audit process, we may not only adjust the estimated tax due and resultant tax credits, but make an adjustment to the valuation allowance. It should be noted, however, that even if all amounts accrued related to the Canadian taxes are ultimately paid, we may not be able to utilize the associated foreign tax credits in the United States due to the statute of limitations on such credits. We believe that in light of the circumstances that existed surrounding the utilization of the foreign tax credits at December 31, 2004 and 2003, the valuation allowances recorded were appropriate.

         During the first quarter of 2005, based on additional known payments we will make to Canada in 2005 and the latest advice from our professional tax advisors in Canada, we reduced our valuation allowance by $245,000.


Cyanco Company Financial Statements

Statements of Joint Venture Capital, page 3

9. Please tell us why the capital attributable to Winnemucca Chemicals, Inc. exceeds 50% of Cyanco's total capital of $18,917,000.

         Company Response - The capital account balance of Winnemucca of $10,610,000 is greater than the capital account balance of Degussa Corporation of $8,307,000 as of December 31, 2004 by $2,303,000. This difference is attributable to a transaction that occurred in 1999 that resulted in an increase to Winnemucca's capital account of $2,422,000. Cyanco had a royalty agreement that called for Cyanco to pay royalties at specific rates based on annual gross sales over certain amounts. Effective December 31, 1999, Cyanco settled the deferred royalty and recognized an extraordinary gain from forgiveness of debt of $2,422,000. Because Cyanco's joint venture agreement provided for payments made under the royalty agreement to be specifically allocated to Winnemucca as a reduction of its allocable income or distribution of assets upon dissolution or

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

sale of the Company, the full amount recognized from this forgiveness of debt was allocated to Winnemucca.

         Because the joint venture agreement of Cyanco gives economic effect to the forgiveness of debt allocation to Winnemucca by increasing the capital account that represents the amount of cash or assets to be distributed upon sale or dissolution of Cyanco, we believe it is appropriate to record the investment in Cyanco at an amount that approximates the capital account balance of Winnemucca, rather than 50% of the net assets of Cyanco.


Note 2. Acquisition, page 7

10. We note the revenue sharing arrangement associated with your acquisition of FMC's customer contracts and distribution assets. Citing relevant accounting literature, please tell us why you intend to charge revenue sharing obligations in excess of the minimum revenue sharing amount of $900,000 to cost of sales. Please also tell us your consideration of paragraph 28 of SFAS No. 141.

         Company Response - We did consider paragraph 28 of SFAS No. 141 when the original purchase accounting was recorded for the acquisition of the FMC assets. Since the $900,000 minimum revenue sharing amount represented a firm obligation, regardless of defined annual revenue sharing calculations calculated over the life of the customer contracts acquired, this amount was recorded as part of the original acquisition price of the assets acquired from FMC in April 2002, in accordance with the requirements of paragraph 72 of APB 16 and paragraph 20 of SFAS 141. The original intention of the Cyanco was to record revenue sharing amounts payable in excess of the $900,000 minimum amount as an additional cost of the FMC assets acquired, as required by paragraph 28 of SFAS
141. However, in light of the impairment loss recorded in the fourth quarter of 2004 as further discussed under comment 11 below, we did not believe it was appropriate to increase the purchase price allocated to the FMC assets. We believe the correct accounting, given the uncertainty of the customer contracts acquired from FMC, is to conservatively expense any amounts paid under the revenue sharing in excess of the $900,000 minimum. For this reason, we added to the footnote disclosure for the FMC asset acquisition in the 2004 Cyanco financial statements a policy statement indicating we would expense to cost of sales revenue sharing obligations in excess of the minimum revenue sharing amount of $900,000.


Note 5: Intangible Assets, page 10

11. Cyanco recognized a non-cash impairment expense of $1.1 million in the fourth quarter of 2004. Please supplementally, and in future filings, provide a discussion of the facts and circumstances leading to this impairment. Refer to SFAS 142 paragraph 46a. In this regard, please clarify for us the timing of events and impairment indicators that led to this impairment charge in the fourth quarter of 2004, as opposed to prior quarters.

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         Also, we remind you, in future filings, to disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to when actually recognized. Therefore, this fourth quarter charge, to the extent circumstances existed that indicated an impairment was likely, should have been disclosed in quarters prior to your fourth quarter of 2004. Refer to Item 303 of Regulation S-K.

         Company Response - In the acquisition of the FMC assets, Cyanco allocated $4,500,000 to customer relationships and other related intangible assets. The primary revenue-producing asset of this group of intangible assets was a contract to supply sodium cyanide to a customer previously supplied by FMC. As required by SFAS 142, since the acquisition of the FMC assets Cyanco has periodically evaluated possible impairment of the $4,500,000 intangible asset through an analysis of undiscounted future cash flows from this contract using the following impairment indicators:

        o  Contract price per pound of product delivered
        o  Projected pounds to be delivered
        o Projected life of the contract, including reasonable assumptions for renewals beyond the initial contract period
        o  Projected costs of raw materials

         In January 2005, we were notified that the customer was negotiating with a competitor for 100% of product supply beyond 2005. Our prior projections and impairment analysis had assumed we would supply this customer through 2008, including a contract extension after 2005. We were also informed in January 2005 that our current price to this customer was high compared to a recent quote received from the competitor and that the customer had entered into formal negotiations with the competitor.

         Cyanco had no substantive indications or warnings during the first three quarters of 2004 of the above events that transpired in January 2005. As of the date of this letter, discussions continue with the customer, and the ultimate outcome of this uncertainty is not known.

         As a result of the events that transpired in January 2005, Cyanco believed that the impairment analysis of the FMC intangibles for the fourth quarter of 2004 should be completed with current information. The result was an impairment loss recorded by Cyanco in the fourth quarter of 2004 of $1.1 million.

         Cyanco did not disclose in detail the events leading up to the impairment loss due to concerns that the public disclosure this information would be detrimental to other customers and competitors in a market characterized by competitive pricing. We will expand our disclosure of these events in future filings in accordance with the requirements of paragraph 46a to the extent that we believe the information will not be detrimental to the business of Cyanco. We will also continue to review these intangible assets for

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further impairment whenever events or changes in circumstances indicate that the current carrying amount of the intangible assets may not be recoverable.

         In addition, in future filings we will continue our disclosure policy of discussing any known trends or uncertainties that we reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to when actually recognized.


Note 5: Intangible Assets, page 9

12. You identify plant setup costs as intangible assets. Please advise of the make-up of such costs and tell us how you determine that they qualify for capitalization treatment on the balance sheet. In this regard, please tell us your consideration of SOP 98-5.

         Company Response - The plant setup costs included engineering costs, consulting and other direct costs related to the construction of Cyanco's liquid sodium cyanide plant. According to SOP 98-5 paragraph 8, costs of acquiring or constructing long-lived assets and getting them ready for their intended uses are outside the scope of SOP 98-5. We believe these costs have been properly capitalized, and are being amortized over the estimated life of the plant using the units of production method.


         In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

     o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.


         Please contact me directly at (801) 984-0228 should you have questions or need additional information.


Yours truly,

/s/ Dennis P. Gauger

Dennis P. Gauger
Chief Financial Officer

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